March 15, 2006

Fax (201) 529-4564
Room 4561

Yacov Kaufman
Vice President,
  Chief Financial Officer
Data Systems and Software Inc.
200 Route 17
Mahwah, NJ 07430

        RE: Data Systems and Software Inc.
          Form 10-K for Fiscal Year Ended December 31, 2004
          Form 10-Q for Fiscal Quarters Ended March 31, 2005,
            June 30, 2005 and September 30, 2005
      File No. 000-19771

Dear Mr. Kaufman:

We have completed our review of your Form 10-K and related filings
and have no further comments at this time.

Very truly yours,

        Kathleen Collins
          Accounting Branch Chief
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